LIHUA INTERNATIONAL, INC.
Houxiang Minying Industrial Park
Danyang City, Jiangsu Province
People’s Republic of China

February 4, 2014

U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, DC. 20549
Attn: Mr. John Cash

Re:	Lihua International, Inc. Form 10-K for the year ended December 31, 2012 Filed March 18, 2013

Form 10-Q for the quarter ended September 30, 2013
Filed November 12, 2013 File No. 1-34445

Dear Mr. Cash,

Reference is made to the letter, dated January 17, 2014, which was submitted on behalf of Lihua International, Inc., a Delaware company (the “Company”), by our legal counsel, Loeb & Loeb, LLP, in response to the letter dated November 20, 2013 regarding the Company’s Form 10-K and Form 10-Q. The undersigned, as the Chief Financial Officer, on behalf of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Lihua International, Inc.

By:	/s/ Daphne Huang
Name: Daphne Huang
Title: Chief Financial Officer